NEWS RELEASE
BROOKFIELD HOMES CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER
Del Mar, California, November 22, 2005 — (BHS: NYSE) Brookfield Homes Corporation today announced the final results of its tender offer, which expired on November 15, 2005. Based on a final count by Mellon Investor Services LLC, the depositary for the tender offer, 23,309,145 shares of common stock were properly tendered and not properly withdrawn, including shares tendered by Brookfield Asset Management Inc. (formerly Brascan Corporation), the major stockholder of Brookfield Homes.
In accordance with the terms of the tender offer, Brookfield Homes has accepted 3,000,000 shares for purchase at a price of $55.00 per share. Because the number of shares tendered exceeds the number of shares accepted for purchase, the proration factor for non-odd lot holders participating in the tender offer is approximately 12.18%.
The depositary for the tender offer, Mellon Investor Services LLC, will on November 23, 2005, commence payment for the shares accepted for purchase and arrange to return shares tendered and not purchased.
Brookfield Homes Corporation
Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also entitle and develop land for our own communities and sell lots to other homebuilders. Our portfolio includes 30,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; Sacramento; and Washington D.C. Area markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.
Contact Information:
Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com